SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           AMENDMENT NO. 1
                                 TO
                             SCHEDULE 13D
                Under the Securities Exchange Act of 1934


                       ROCKY FORD FINANCIAL, INC.
                       --------------------------
                            (Name of Issuer)


                              COMMON STOCK
                              ------------
                    (Title of Class of Securities)


                                774549109
                                ---------
                              (CUSIP Number)

                    Alan W. Steinberg, General Partner
                THE ALAN W. STEINBERG LIMITED PARTNERSHIP
                            1501 Venera Avenue
                                 Suite 205
                      Coral Gables, Florida   33146
                               (305) 667-5632

                              -with copies to-

                      Charles E. Muller, II, Esquire
                           Muller & Lipson, P.A.
                   9350 South Dixie Highway, Suite 1550
                           Miami, Florida  33156
                              (305) 670-6770
                              --------------

      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                               April 7, 1999
                               -------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                       SCHEDULE 13D
CUSIP NO. 774549109                               PAGE 2 OF 3 PAGES


1)   Name of Reporting Person:   The Alan W. Steinberg Limited
                                 Partnership

     S.S. or I.R.S. Identification No. of Above Person:   13-6277746

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions):

     (a) [ ]         (b) [ ]

3)   SEC Use Only

4)   Source of Funds (See Instructions):

5)   Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)    [ ]

6)   Citizenship or Place of Organization:  Delaware

  Number of          7)   Sole Voting Power:         0
  Shares
  Beneficially       8)   Shared Voting Power:       0
  Owned by
  Each               9)   Sole Dispositive Power:    0
  Reporting  Person
  With              10)   Shared Dispositive Power:  0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
      0 shares

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  (See Instructions)  [ ]

13)   Percent of Class Represented by Amount in Row (11):  0

14)   Type of Reporting Person (See Instructions):   PN


                                                       SCHEDULE 13D
CUSIP NO. 774549109                               PAGE 3 OF 3 PAGES


Item 5.   Interest in Securities of the Issuer.

     The Alan W. Steinberg Limited Partnership ceased to hold any shares of Common Stock of the Issuer on April 7, 1999.




     SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          THE ALAN W. STEINBERG LIMITED PARTNERSHIP



                       By:  /s/ Alan W. Steinberg
                          -----------------------------------------
                          Alan W. Steinberg, General Partner


Date:  April 13, 1999